TRILOMA EIG GLOBAL ENERGY FUND

201 North New York Avenue, Suite 250

Winter Park, FL 32789

VIA EDGAR

July 23, 2015

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Triloma EIG Global Energy Fund

Registration Statement on Form N-2

SEC File Nos. 333-202743; 811-23040

Dear Ms. Miller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Triloma EIG Global Energy Fund (“Registrant”) hereby requests that the effective date of Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 (“Registration Statement”) be accelerated so that the Registration Statement may become effective at 4:00 pm, Eastern Time, on Thursday, July 23, 2015, or as soon as practicable thereafter.

In connection with this request, the Registrant hereby acknowledges that (i) should the U.S. Securities and Exchange Commission (“Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statements effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

The Registrant requests that notification of such effectiveness be made by telephone call to Richard Horowitz of Dechert LLP, legal counsel to the Registrant, at 212-698-3525.

Very truly yours,

TRILOMA EIG GLOBAL ENERGY FUND

By:	/s/ Deryck Harmer
Name: Deryck Harmer
Title: President/Chief Executive Officer

TRILOMA SECURITIES, LLC

201 North New York Avenue, Suite 250

Winter Park, FL 32789

VIA EDGAR

July 23, 2015

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:                             Triloma EIG Global Energy Fund

Registration Statement on Form N-2

SEC File Nos. 333-202743; 811-23040

Dear Ms. Miller:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“1933 Act”), Triloma Securities, LLC, in its capacity as distributor of Triloma EIG Global Energy Fund (“Fund”), hereby joins in the request of the Fund for acceleration of the effective date of Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 (File Nos. 333-202743 and 811-23040) (“Registration Statement”) so that such Registration Statement may be declared effective at 4:00 p.m. on Thursday, July 23, 2015, or as soon as practicable thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the 1933 Act.

Very truly yours,

TRILOMA SECURITIES, LLC

By:	/s/ Nathan Headrick
Name:	Nathan Headrick
Title:	President